                                                Filed pursuant to rule 424(b)(3)
                                                           File Number 333-51687


                    SUBJECT TO COMPLETION, DATED MAY 1, 1998

PROSPECTUS

                                2,537,500 SHARES

                           ARIAD PHARMACEUTICALS, INC.

                                  COMMON STOCK

     This Prospectus relates to the offer and sale of 2,537,500 shares (the "Shares") of Common Stock $.001 par value per share (the "Common Stock"), of ARIAD Pharmaceuticals, Inc. ("ARIAD" or the "Company"). The Shares may be offered by certain stockholders of the Company identified herein and their pledgees, donees, transferees or other successors in interest (the "Selling Stockholders"). The Selling Stockholders have not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus. It is anticipated, however, that the Shares will be offered and sold by the Selling Stockholders from time to time in transactions on the Nasdaq National Market, in privately negotiated transactions, or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom such broker-dealer may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "Selling Stockholders" and "Plan of Distribution". The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

     The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "ARIA." On May 8, 1998, the last sale price for the Common Stock as quoted on the Nasdaq National Market was $4.50 per share.

         THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                          SEE "RISK FACTORS" ON PAGE 6.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     No underwriting commissions or discounts will be paid by the Company in connection with this Offering. Expenses payable by the Company in connection with this Offering are estimated to be $37,000. The aggregate proceeds to the Selling Stockholders from the Common Stock will be the purchase price of the Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. See "Plan of Distribution."

     The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" herein for a description of agreements by the Company to indemnify the Selling Stockholders against certain liabilities. The Company has agreed to indemnify the Selling Stockholders and certain other persons against certain liabilities, including liabilities under the Securities Act.

                  THE DATE OF THIS PROSPECTUS IS MAY 11, 1998


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                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") in Washington, D.C. Such reports, proxy materials and other information concerning the Company filed in accordance with the Exchange Act and the Registration Statement and exhibits and schedules thereto may be inspected, without charge, at the public reference facility maintained at the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and on request, at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained, at prescribed rates, from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site (address: http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

         This Prospectus constitutes a part of a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement"), filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement which the Company has filed with the Commission under the Securities Act and to which reference is hereby made; certain parts of this Prospectus have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed or incorporated by reference as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the shares offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules thereto.

         PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT

         The information contained in this Prospectus as well as in the documents incorporated herein by reference is qualified in its entirety by the more detailed information and financial data, including "Risk Factors," appearing elsewhere in this Prospectus and in the documents incorporated herein by reference. In addition to historical information contained herein, this Prospectus contains forward-looking statements that involve risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in "Risk Factors." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


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                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are hereby incorporated herein by reference:

         1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997, filed with the Commission on March 10, 1998;

         2. The Company's Definitive Proxy Statement dated April 16, 1998, in connection with the Company's 1998 Annual Meeting of Stockholders, filed with the Commission on April 16, 1998;

         3. The Company's Current Report on Form 8-K, filed with the Commission on April 29, 1998; and

         4. The description of the Company's Common Stock contained in its Registration Statement on Form 10 filed with the Commission on June 25, 1993, including any amendments or reports filed for the purpose of updating such description.

         In addition to the foregoing, all reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated by reference herein shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to ARIAD Pharmaceuticals, Inc., 26 Landsdowne Street, Cambridge, Massachusetts, 02139, telephone (617) 494-0400, Attn: Chief Financial Officer.


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                               PROSPECTUS SUMMARY

         The following is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus and in the documents incorporated herein by reference. As used herein, unless the context otherwise requires, references to the "Company" or "ARIAD" include ARIAD Pharmaceuticals, Inc., a Delaware corporation, and its subsidiaries. An investment in the Shares offered hereby involves a high degree of risk. This Prospectus, including the documents incorporated herein by reference, contains forward-looking statements that involve risks and uncertainties. Actual events or results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the factors discussed under the heading "Risk Factors" as well as those discussed elsewhere in this Prospectus and in the documents incorporated herein by reference.

                                   THE COMPANY

         ARIAD Pharmaceuticals, Inc. ("ARIAD" or the "Company") is engaged in the discovery and development of novel, orally administered pharmaceuticals based on signal transduction technology. ARIAD's comprehensive and integrated drug-discovery platform spans from target identification and validation (functional genomics), to structure-based drug design and combinatorial chemistry, to medicinal chemistry and pharmacology. This "gene-to-drug" research and development capability forms the basis for multiple business opportunities, each with a diversity of potential products. ARIAD is currently focusing its drug discovery efforts on (i) the development of orally administered drugs to block signal transduction pathways that play a critical role in major diseases such as osteoporosis, immune-related diseases and allergy/asthma, and (ii) the development of orally active therapeutic proteins based on a system that controls signal transduction pathways in genetically engineered cells. These drug discovery efforts are based on validated small-molecule drug targets and known therapeutic proteins. ARIAD is further building its gene-to-drug drug research and development capabilities by expanding its functional genomics program. The Company employs functional genomics to identify new drug targets for its signal transduction inhibitor program and novel proteins for its orally active therapeutic protein program. In each area of drug discovery, as well as in functional genomics, the Company has entered into a significant strategic alliance with a collaborator to complement its gene and drug discovery technologies or to support its commercialization efforts.

         SIGNAL TRANSDUCTION INHIBITORS. ARIAD is designing drugs that inhibit signal transduction pathways in cells responsible for osteoporosis, allergy/asthma and immune-related diseases such as transplant rejection and rheumatoid arthritis. In each of these programs, the Company has identified intracellular signaling protein targets that it believes are critical to the disease process. ARIAD scientists are employing the Company's advanced drug discovery platform to design and develop small molecules that bind to these proteins and block their ability to transmit signals within the cell. In the case of osteoporosis, ARIAD is developing small molecules designed to bind to Src, an intracellular signaling protein that the Company believes is critical to the function of osteoclasts, the cells that resorb bone. By inhibiting the function of Src, it may be possible to correct the imbalance between bone resorption and bone formation that causes osteoporosis. In November 1995, ARIAD entered into an agreement with Hoechst Marion Roussel ("HMR") (the "1995 HMR Osteoporosis Agreement") to develop Src inhibitors for the treatment of osteoporosis and related bone diseases. HMR agreed to invest up to $40 million in cash, of which $10 million was paid upon closing and up to $30 million will fund research at ARIAD over a five-year period, including $10 million to be paid upon the achievement of certain research milestones. HMR also agreed to fund all preclinical and clinical research activities of the program. ARIAD has developed small-molecule drugs that bind selectively to Src and inhibit bone resorption in cellular assays. The Company's lead compounds in the osteoporosis program are currently being evaluated in in vivo animal models of osteoporosis.

         ORALLY ACTIVE THERAPEUTIC PROTEINS. ARIAD regulated gene expression technology ("ARGENT(TM)") is a novel and proprietary system designed to provide a means to control cellular activities, such as protein production, using small-molecule drugs. ARGENT(TM) can potentially be applied broadly in many areas of drug

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discovery, in gene and cell therapy, in manufacturing of biological products and in research. ARIAD's leading application of the technology is in the development of orally active therapeutic proteins. Currently, proteins such as erythropoietin (anemia), interferon alpha (hepatitis) or growth hormone (pituitary disfunction) must be delivered by injection. This mode of administration can be inconvenient and uncomfortable to the patient and can result in circulating protein levels that fluctuate well above and below the optimal therapeutic dose. In addition, some potentially useful protein therapies are unavailable because they cannot be administered effectively by injection. Using ARGENT(TM), it may be possible to genetically engineer a patient's cells to produce a therapeutic protein of choice in vivo in response to a proprietary small-molecule drug. This approach could provide physicians with the ability to administer and control protein therapy in a manner consistent with conventional pharmaceutical dosing (i.e., with a pill). It may also improve the ability to maintain stable and effective levels of therapeutic protein in the body. ARIAD is currently testing ARGENT(TM) orally activated protein therapy in animal models. In vivo proof-of-concept studies have been completed using growth hormone and erythropoietin. Further preclinical studies and manufacturing scale-up efforts are under way.

         FUNCTIONAL GENOMICS. In March 1997, ARIAD established a joint venture with HMR to pursue functional genomics. The objective of the joint venture, called the Hoechst-ARIAD Genomics Center, LLC (the "Genomics Center"), is to identify genes that encode targets for small-molecule drug discovery and novel therapeutic proteins through the development and integrated application of advanced technologies in molecular and cellular genetics and bioinformatics. Operating costs of the Genomics Center are shared equally by ARIAD and HMR, and each company has the right to select for further development 50% of the genes identified by the joint venture as potential sources of small-molecule drug targets or therapeutic proteins. ARIAD and HMR have agreed to commit $85 million to fund the operating expenses, capital expenditures and other costs of the Genomics Center until March 2002. The Genomics Center currently is focusing on identifying genes that play a critical role in osteoporosis, atherosclerosis, cancer and osteoarthritis.

         The Company's business strategy is to create multiple business opportunities based on its expertise in signal transduction technology. The key elements of this strategy include: (i) developing comprehensive and highly integrated capabilities in multiple aspects of drug discovery and development;
(ii) seeking collaborations that will provide access to complementary technologies and research capabilities or commercialization expertise; (iii) pursuing drug discovery programs with the potential to create multiple product candidates; and (iv) when possible, retaining defined clinical development and commercialization rights and the flexibility to pursue product opportunities independently.

         All of ARIAD's compounds are currently in research or preclinical development, and none has entered human clinical trials or has been submitted to the U.S. Food and Drug Administration (the "FDA") or any other regulatory agency for marketing approval.


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                                  RISK FACTORS

         An investment in the Common Stock offered hereby is speculative in nature and involves a high degree of risk. In addition to the other information included or incorporated by reference in this Prospectus, prospective investors should consider carefully the following risk factors before purchasing the Common Stock offered hereby. This Prospectus, including the documents incorporated herein by reference, contains forward-looking statements that involve risks and uncertainties Actual events or results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the factors discussed below as well as those discussed elsewhere in this Prospectus and in the documents incorporated herein by reference.

         EARLY STAGE OF PRODUCT DEVELOPMENT; ABSENCE OF PRODUCTS. Since its inception in 1991, the Company has dedicated substantially all of its resources to the research and development of its technologies and related compounds. All of ARIAD's compounds are currently in research or preclinical development, and none has entered human clinical trials or has been submitted for regulatory approval. Preclinical studies of product candidates may not predict and do not ensure safety or efficacy in humans and are not necessarily indicative of the results that may be achieved in human clinical trials. There can be no assurance that any of the Company's compounds will enter human clinical trials on a timely basis, if at all, or that the Company will develop any product candidates suitable for commercialization. Prior to commercialization, any product candidate will require significant additional research, development and preclinical testing and extensive clinical investigation before submission of any regulatory application for marketing approval. As a result of the limited data available and other factors, preclinical and clinical trials relating to gene-based therapeutics such as the Company's regulated gene expression technologies may take longer to complete than trials involving more traditional pharmaceuticals. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Potential products may be found ineffective or cause harmful side effects during preclinical testing or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical to produce, fail to achieve market acceptance or be precluded from commercialization by proprietary rights of third parties. There can be no assurance that the Company's or its collaborative partners' product development efforts will be successfully completed, that required regulatory approvals will be obtained or that any products, if introduced, will be successfully marketed or achieve customer acceptance. Failure to identify and commercialize any products would have a material adverse effect on the business, financial condition and results of operations of the Company. See "History of Losses; Uncertainty of Future Profitability."

         UNCERTAINTY RELATED TO NOVEL TECHNOLOGIES. The Company has historically been engaged in drug discovery and development based on signal transduction and has more recently begun efforts in functional genomics as a separate program. The technologies involved in each of these fields are relatively new and unproven, and there can be no assurance that these technologies will lead to the discovery of products or additional product candidates. The Company's drug discovery strategy involves the application of multiple novel technologies to create a product candidate. There can be no assurance that the application of these technologies or any other technology utilized by the Company will result in the successful development of therapeutic products. The Company's signal transduction inhibitor program and regulated gene therapy program are based upon the inhibition and control, respectively, of intracellular protein interactions, approaches that are new and unproven. In addition, as is the case with the Company's signal transduction inhibitor and gene therapy programs, functional genomics is a new field, and there can be no assurance that the methods used in the Company's functional genomics program will lead to the discovery or development of novel therapeutic proteins or drug targets which are useful in drug discovery. Generally, there is limited understanding of the roles of genes in disease. While many approaches to gene-based therapeutics are being pursued by pharmaceutical and biotechnology companies and academic institutions, the Company is not aware of any gene therapy product that has received marketing approval from the FDA or the regulatory bodies of other countries, and existing preclinical and clinical data on the safety and efficacy of such products are very limited. The failure of the Company to validate its technologies through the identification of product candidates, the commencement of clinical trials or the achievement of regulatory approval would have a material adverse effect on the business,


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financial condition and results of operations of the Company. See
"Government Regulation and Product Approval; No Assurance of Regulatory
Approval."

         UNCERTAINTY RELATED TO GENOMICS CENTER. The objective of the Genomics Center is to identify genes that encode novel therapeutic proteins or targets for small-molecule drug discovery. The Company has only recently begun operations at the Genomics Center and many of the research and development activities that are being and will be undertaken at the Genomics Center are activities in which the Company and HMR have little or no experience. As a result, the success of the Company in the field of functional genomics will depend, in large part, upon the Company's ability to recruit, hire and retain highly skilled scientific personnel, and to acquire or license new technologies, and to integrate such personnel and technologies, together with the Company's and HMR's existing technologies, into the Genomics Center. There can be no assurance that the Genomics Center will be successful. Furthermore, ARIAD is relying on HMR's obligation pursuant to the 1997 HMR Genomics Agreement (as defined below) to fund HMR's share and to finance ARIAD's share of the costs associated with the Genomics Center. In the likely event that funds in excess of what is provided for in the 1997 HMR Genomics Agreement are required for the costs associated with the Genomics Center, the 1997 HMR Genomics Agreement provides that both ARIAD and HMR must approve of such additional costs. While HMR has agreed to fund ARIAD's share of any such approved additional costs, there can be no assurance that HMR would approve of costs at the Genomics Center beyond what is required under the 1997 HMR Genomics Agreement, including costs that are associated with activities or technologies that would be of significant benefit to ARIAD or that, if not approved, could have a material adverse effect on ARIAD's functional genomics program. The failure of HMR to approve of any such costs could have a material adverse effect on the Company's business, financial condition, and results of operations. See "Uncertainty Related to Novel Technologies" and "Dependence on HMR."

         DEPENDENCE ON HMR. The Company has received a substantial portion of its revenues since inception from its alliances with HMR and expects to continue to do so for the foreseeable future. The Company also relies on HMR to provide funding in support of its research operations. As of December 31, 1997, the Company had received an aggregate of $23.6 million in research funding and milestone payments from HMR and had received an aggregate of $24 million in proceeds from the sale of series B preferred stock to HMR. There can be no assurance that the Company will continue to achieve the results required to continue to receive research funding and milestone payments from HMR, that the Company will be able to enter into new collaborations with HMR or other partners, or that, upon the termination or expiration of the existing collaborations with HMR, the Company will be able to find alternate collaborative partners and sources of funding. See "Dependence on Others; Collaborations."

         In March 1997, the Company and HMR entered into a collaborative agreement for the operations of and activities at the Genomics Center (the "1997 HMR Genomics Agreement") pursuant to which the Company and HMR have each committed to provide 50% of the required funding for the operations of the Genomics Center. ARIAD is relying, in large part, on HMR's obligation to purchase series B preferred stock to finance the Company's share of such expenses and other related costs for the next four years, which is expected to exceed $34 million. The 1997 HMR Genomics Agreement does not provide for funding beyond March 2002 and provides that, if the parties do not agree to additional funding prior to such time, the 1997 HMR Genomics Agreement may be terminated. The success of the Genomics Center also will depend, in large part, on the ability and willingness of ARIAD and HMR to cooperate and coordinate with each other in the field of functional genomics. In the event that HMR breaches its obligation to provide such funding, or if the parties are unable to resolve disagreements, the Company's business, financial condition and results of operations would be adversely affected. The termination, cancellation or material breach of the 1997 HMR Genomics Agreement would have a material adverse effect on the Company's functional genomics program and could have a material adverse effect on the Company's business, financial condition and results of operations.

         In November 1995, the Company entered into an agreement with HMR for the research and development of osteoclast signal transduction inhibitors (the "1995 HMR Osteoporosis Agreement"). The 1995 HMR Osteoporosis Agreement does not provide for funding beyond November 2000, at which time, either party may


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

terminate such agreement. In addition, the 1995 HMR Osteoporosis Agreement provides that HMR may terminate such agreement and further payment obligations if the Company does not achieve certain milestones by November 1998. There can be no assurance that the Company will achieve such milestones by such time, or that the Company will achieve the results required to receive other milestone payments under the 1995 HMR Osteoporosis Agreement. The termination, cancellation or material breach of the 1995 HMR Osteoporosis Agreement would have a material adverse effect on the Company's osteoclast signal transduction inhibitor program and could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, it is likely that HMR is conducting multiple product development efforts within the field of osteoporosis. The 1995 HMR Osteoporosis Agreement does not restrict HMR from pursuing competing internal development efforts based on reasonable commercial judgment and other factors. Any product candidate developed for the treatment of osteoporosis, therefore, may be subject to competition with a potential product under development by HMR.

         The amount and timing of resources that HMR devotes to these collaborations over and above its contractual obligations is not within the control of the Company, and there can be no assurance that HMR will continue to have the economic motivation to perform its duties under these agreements, nor can there be any assurance as to the amount and timing of resources to be devoted to these collaborations over and above the contractual obligations or that any additional revenues will be derived from such collaborations. HMR's performance under its collaborative agreements with the Company could be materially adversely affected if HMR were involved in certain third-party transactions such as a business combination, in the event that HMR had a significant strategic shift in its business focus, or in the event that HMR's business, financial condition and results of operations were to be materially adversely affected. Furthermore, HMR has a large number of collaborative partners and other affiliated and associated entities, each of whom may have agreements or understandings with HMR that may be in conflict with the interests or rights of ARIAD. There can be no assurance that any such conflicting understandings or agreements do not exist and the existence of any such conflicting understandings or agreements could have a material adverse effect on the Company's business, financial condition and results of operations.

         HISTORY OF LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY. The Company has incurred significant operating losses in each year since its inception in 1991, and has an accumulated deficit of approximately $66 million from its operations through December 31, 1997. Losses have resulted principally from costs incurred in research activities aimed at discovering and developing the Company's product candidates, and from general and administrative costs associated with the Company's operations, including expenses related to the Genomics Center. The Company currently has no product revenue, and there can be no assurance that it will ever be able to earn such revenue or that its operations will become profitable, even if it is able to commercialize any products. The Company will be required to conduct significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, are expected to result in substantial increasing operating losses for at least the next several years. In the event that costs associated with the Genomics Center were to increase beyond what is currently provided for in the 1997 HMR Genomics Agreement, and it is likely that they will, and the Company finances its share of such costs through a loan from HMR, the Company's outstanding indebtedness would increase. The Company's future profitability depends, in part, on its collaborative partners obtaining regulatory approval for products derived from its collaborative research efforts, the Company's collaborative partners successfully producing and marketing products derived from technology or rights licensed from the Company, and the Company's entering into agreements for the development, commercialization, manufacture and marketing of any products derived from the Company's internal proprietary programs. There can be no assurance that the Company or its collaborative partners will obtain required regulatory approvals, or successfully develop, commercialize, manufacture and market product candidates or that the Company will ever achieve product revenues or profitability. See "Early Stage of Product Development; Absence of Products."

         FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING; FIXED COMMITMENTS. The operations of the Company to date have consumed substantial amounts of cash, and substantial additional funding will be necessary in order to continue the Company's research and development programs, for preclinical testing and


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clinical investigation of its product candidates, for the pursuit of regulatory approvals, to establish manufacturing, marketing and sales capabilities, for working capital and general corporate purposes, and for operating expenses. The amounts and timing of the Company's expenditures and the Company's capital requirements will depend on numerous factors, including the progress of its research and development, the progress of preclinical testing and clinical investigation, the time and costs involved in obtaining regulatory approvals, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments, changes in the Company's existing research and development relationships, the ability of the Company to establish collaborative arrangements, the development of commercialization arrangements and the availability and cost of additional equipment and instrumentation. There is considerable uncertainty associated with the Company's technologies and the Company has a limited history of conducting preclinical studies and no history of conducting clinical trials. As a result, the preclinical studies and clinical trials (if any) conducted by the Company may take longer to complete than studies or trials involving more traditional pharmaceuticals and, accordingly, costs associated with such studies or trials may be substantially greater than anticipated. The Company has substantial fixed commitments under various research and licensing agreements, consulting and employment agreements, lease agreements and long-term debt instruments. Such fixed commitments, excluding the Company's funding obligations related to the Genomics Center, currently aggregate in excess of $8 million per year and may increase. The Company's loan agreements and equipment leases contain certain restrictive covenants that require the Company to maintain minimum levels of working capital, net worth and liquid assets. Based on its currently planned research and development programs, the Company believes that its existing capital resources, plus interest income and other sources of funding, will be adequate to satisfy its capital and operating requirements for at least the next year. However, there can be no assurance that changes in the Company's research and development plans or other events affecting the Company's operating expenses will not result in the earlier depletion of the Company's funds.

         The Company intends to seek additional funding through public or private financings or other arrangements with collaborative partners or from other sources. There can be no assurance, however, that additional funding will be available when needed from any of these sources or will be available on terms acceptable to the Company. Insufficient funds may require the Company to delay, scale back or eliminate one or more of its research and development programs or to enter into license arrangements with third parties to commercialize products or technologies that the Company would otherwise seek to develop itself without relinquishing rights thereto. To the extent the Company raises additional capital by issuing equity securities, dilution to the holders of Common Stock may result.

         DEPENDENCE ON GENOVO. The Company's ability to commercialize its orally activated protein therapy products will depend, in part, upon the ability of Genovo, Inc. ("Genovo") to develop, or acquire from the Trustees of the University of Pennsylvania ("Penn"), gene transfer technology, or the Company's ability to acquire such gene transfer technology elsewhere. ARIAD is relying on Genovo's obligation pursuant to the joint venture agreement with Genovo (the "Genovo Agreement") to fund the costs associated with the development of gene transfer technology for the intramuscular and subcutaneous delivery of its orally activated protein therapy products. The pace of Genovo's development efforts at Penn will be determined, in part, by the amount and timing of Genovo's funding contributions to Penn, which will be dependent, in part, upon Genovo's access to capital. Most of the funding Genovo has received to date has been provided by a strategic partner that is a competitor of ARIAD, that holds a significant minority interest in Genovo, and that has the ability to influence certain actions taken by Genovo, including actions which may be adverse to the Company's joint venture with Genovo (the "Genovo Joint Venture"). There can be no assurance that a conflict of interest will not arise between this competitor and the Genovo Joint Venture, or that Genovo will fund costs to the extent required to successfully develop this gene transfer technology, or that the development efforts of Genovo or Penn will be successful, or that Genovo will be successful in securing from Penn all rights necessary to commercialize this gene transfer technology. The Company's ability to commercialize its regulated gene therapy products could be materially adversely affected in the event that Genovo fails to perform its obligations to provide funding and to secure rights as necessary for gene transfer technology development and commercialization.

         DEPENDENCE ON OTHERS; COLLABORATIONS. A key element of the Company's strategy is to enhance certain of its drug discovery and development programs and to fund its capital requirements, in part, by entering into multiple collaborative arrangements with major pharmaceutical or biotechnology companies, as well as various arrangements with academic institutions, licensors, licensees and others. In November 1995, the Company entered into the 1995 HMR Osteoporosis Agreement for the research and development of osteoclast signal transduction inhibitors; in February 1997, the Company, through a subsidiary, entered into the Genovo Agreement to develop and commercialize gene therapy products for the therapeutic protein market; in March 1997, the Company entered into the 1997 HMR Genomics Agreement for the pursuit of functional genomics; and in March 1997 the Company entered into a collaborative agreement with Incyte Pharmaceuticals, Inc. ("Incyte") in bioinformatics (the "Incyte Agreement"). There can be no assurance that these collaborations will be successful. The success of the Company in each of these collaborations will depend not only upon the willingness and ability of these outside parties to perform their duties under the respective agreements, but also upon the continued dedication and motivation of these partners to the programs that are the subject of the various collaborations. The amount and timing of resources that the Company's collaborative partners devote to these activities will not be within the control of the Company, and there can be no assurance that these partners will continue to have the economic motivation to perform their respective duties under these agreements, nor can there be any assurance as to the amount and timing of resources to be devoted to these collaborations over and above the contractual obligations or that any additional revenues will be derived from such collaborations. A collaborative partner's performance under its collaborative agreement with the Company could be materially adversely affected if such partner were involved in certain third-party transactions such as a business combination or in the event that the partner had a significant strategic shift in its business focus. Each of the collaborative agreements provide that the Company's collaborative partners may terminate the respective collaboration at the end of a fixed term. Also, if a collaborative partner were to materially breach its obligations under a collaborative agreement, the Company may be compelled to terminate such agreement. The termination, cancellation or material breach of any of these collaborative arrangements could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Dependence on HMR," "Dependence on Genovo" and "Dependence on Licenses."

         The Company will seek to enter into other collaborations in the future, including collaborations for the development and commercialization of its product candidates and the manufacture of any products it may develop. There can be no assurance that the Company will be successful in entering into any such future collaborations, or that these collaborations, if entered into, will be on terms favorable to the Company or will be successful. If the Company is unable to enter into future collaborations with capable partners and on commercially reasonable terms, the development and commercialization of future product candidates would be delayed and possibly postponed indefinitely.

         There can be no assurance that the Company will successfully manage multiple collaborative programs. Failure by the Company to manage existing and future strategic alliances, maintain confidentiality among strategic partners or prevent the occurrence of conflicts among strategic partners could lead to disputes that result in, among other things, a significant strain on management resources, legal claims involving significant time, expense and loss of reputation, loss of capital or a loss of revenues, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the Company's strategic partners have a large number of other partners and affiliated and associated entities, each of whom may be competitors of the Company and may have agreements or understandings with the Company's partners that may be in conflict with the interests or rights of ARIAD. There can be no assurance that any such conflicting understandings or agreements do not exist and the existence of any such conflicting understandings or agreements could have a material adverse effect on the Company's business, financial condition and results of operations.

         DEPENDENCE ON LICENSES. A number of the gene sequences or proteins encoded by those sequences that the Company and its collaborative partners are investigating or may use to develop products are or may become patented by others. As a result, the Company or its collaborative partners may be required to obtain licenses to such gene sequences or other technology in order to use or market such products. In addition, some of the

Company's product programs may require the use of multiple proprietary technologies. Consequently, the Company or its collaborative partners may be required to make cumulative royalty payments to several third-parties. Such cumulative royalties could reduce amounts paid to the Company or be commercially prohibitive. In connection with the Company's efforts to obtain rights to proprietary technology, the Company may find it necessary to convey rights to its technology to others. There can be no assurance that the Company or its collaborative partners will be able to obtain required licenses on commercially reasonable terms or at all. Failure by the Company or a collaborative partner to obtain a license to any technology required to develop or commercialize its products could have a material adverse effect on the Company's business, financial condition and results of operations.

         The Company has entered into license arrangements with various research institutions and universities pursuant to which the Company is the licensee of certain technologies upon which the Company's current and future product candidates and technologies are based, including certain patents associated therewith. The Company, through one of its subsidiaries, has an exclusive license agreement with Stanford University and Harvard University which relates to a series of patents involving regulated gene expression that the Company believes are important to its regulated gene expression programs. The Company has a nonexclusive license with Incyte, providing the Company with access to Incyte's gene sequence and expression database (with an option for exclusive rights to any promising gene sequences identified by ARIAD or by the Genomics Center) that the Company believes is important to its functional genomics program. The Company has a nonexclusive license with Mochida Pharmaceutical Co., Ltd. ("Mochida") for patents covering the Fas gene that the Company believes is important to the Company's inducible apoptosis program. In addition, the Company has various other licenses, and options to acquire licenses, for technology that the Company believes is or will be important to its research and development programs. Each of the Company's licenses provides that the Company is obligated to exercise diligence in bringing product candidates to market and to make certain milestone payments, which in some instances may be substantial. These license agreements also provide for royalties which can be significant. In some instances, the Company is responsible for the costs of filing and prosecuting patent applications. The licenses generally expire upon the earlier of a fixed term of years after the date of the license or the expiration of the applicable patents, if any. Each license is terminable by either party, upon notice, if the other party defaults in the performance of its material obligations. The loss or termination of any of the Company's licenses could have a material adverse effect on the Company's research programs, which in turn could have a material adverse effect on the Company's business, financial condition and results of operations. In particular, the loss or termination of the license with Stanford University and Harvard University, the license with Incyte or the license with Mochida, would have a material adverse effect on the Company's business, financial condition and results of operations.

         GOVERNMENT REGULATION AND PRODUCT APPROVAL; NO ASSURANCE OF REGULATORY APPROVAL. In the event that the Company were to develop any product candidates that it deemed suitable for commercialization, such product candidates would be subject to an extensive and lengthy governmental regulatory approval process in the United States and in other countries. Prior to marketing in the United States, any drug or biologic developed by the Company would be required to undergo rigorous preclinical and clinical testing and extensive regulatory review implemented by the FDA under the federal Food, Drug and Cosmetic Act. Satisfaction of such regulatory requirements, which includes satisfying the FDA that the product is both safe and effective, typically takes several years or more depending upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Preclinical studies must be conducted in conformance with the FDA's good laboratory practice ("GLP") regulations. Before commencing clinical trials in the United States, the Company would be required to submit to and receive clearance from the FDA of an Investigational New Drug application ("IND"). There can be no assurance that submission of an IND would result in FDA clearance to commence clinical trials. Clinical testing must meet requirements for independent institutional review board oversight, informed consent and good clinical practice requirements and is subject to continuing FDA oversight. The Company has a limited history conducting preclinical studies and has no history of conducting and managing the clinical testing necessary to obtain regulatory approval and expects to utilize contract research institutions and collaborative partners to conduct a portion of its preclinical studies and clinical trials. To date, the Company has not submitted an IND for any product candidate, and none of its product candidates has been approved for commercialization in the United States or elsewhere. There can be no assurance that the preclinical studies currently being conducted by the Company will lead to the INDs required to commence clinical trials, that the Company will be able to identify collaborative partners willing and able to conduct such trials or that the Company or its partners would be successful in conducting such trials. Failure by the Company to enter into satisfactory collaborations that provide for preclinical studies and clinical testing or to otherwise successfully complete preclinical studies and clinical trials would have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the Company or the FDA may suspend clinical trials at any time if they believe that the subjects participating in such trials are being exposed to unacceptable risks or if the FDA finds deficiencies in the conduct of the trials.

         Before receiving FDA clearance to market a product, the Company will have to demonstrate that the product is safe and effective on the patient population that will be treated. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory clearances. The regulatory requirements governing gene-based therapeutics are uncertain. This uncertainty may result in excessive costs or extensive delays in the regulatory approval process, adding to the already lengthy review process for human therapeutic products in general. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Similar delays also may be encountered in foreign countries. There can be no assurance that even after such time and expenditures, regulatory approval will be obtained for any products developed by the Company. If regulatory approval of a product is granted, such approval will be limited to those disease states and conditions for which the product is proven useful, as demonstrated by clinical trials. Furthermore, regulatory approval may entail ongoing requirements for postmarketing studies. Even if such regulatory approval is obtained, a marketed product, its manufacturing process and the facilities in which it is manufactured are subject to continual review and periodic inspections by the FDA. Discovery of previously unknown problems with a product, its manufacturing process or the facility in which it is manufactured may result in restrictions on such product or manufacturer, including costly recalls or even withdrawal of the product from the market. There can be no assurance that any product candidate developed by the Company alone or in conjunction with others will prove to be safe and effective in clinical trials and will meet all of the applicable regulatory requirements needed to receive marketing clearance. Failure to obtain regulatory approval for products developed by the Company, if any, or to meet continuing postmarketing requirements, would have a material adverse effect on the Company's business, financial condition and results of operations.

         Outside the United States, the Company's ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Community ("EC") certain registration procedures are available to companies wishing to market a product in more than one EC member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process includes all of the risks associated with FDA approval set forth above.

         INTENSE COMPETITION AND RISK OF TECHNOLOGICAL OBSOLESCENCE. The Company is engaged in the biopharmaceutical field, which is characterized by extensive research efforts and rapid technological change. The competition in this field is intense and is likely to increase. Many companies, both public and private, including well-known pharmaceutical companies, chemical companies and specialized biotechnology companies, as well as academic and research institutions and government agencies, are engaged in developing pharmaceutical and therapeutic products. Some of these companies are engaged in research and development of products based on signal transduction. The Company is also aware of several pharmaceutical and biotechnology companies which are exploring the field of gene therapy, and others which are pursuing functional genomics. As competitors develop their technologies, they may develop proprietary positions in certain aspects of gene-based therapeutics which may prevent or make it more difficult or expensive for the Company to commercialize its own technologies. In addition, new developments in molecular cell biology, pharmacology, genomics, recombinant DNA technology and other pharmaceutical research processes are expected to continue at a rapid pace in both industry and academia and to compete directly with the types of products that the Company is seeking to develop. There can be no assurance that any of these competing technologies will not render some or all of the Company's programs or future products noncompetitive or obsolete or that the Company will be able to make the enhancements to its technology necessary to compete successfully with newly emerging technologies. Many of the Company's competitors and potential competitors have substantially greater capital, research and development capabilities, human resources and experience than the Company and represent significant long-term competition for the Company. In addition, many of these competitors have significantly greater experience than the Company in undertaking preclinical testing and clinical investigation of new pharmaceutical products and obtaining approval from the FDA and from other regulatory authorities. With respect to the Company's drug discovery programs, other companies are conducting research and development programs for the treatment of all the disease areas in which the Company is focused, and have drug candidates in clinical trials or drug candidates that are in further advanced preclinical studies than the Company's drug candidates, which may result in effective, commercially successful products. Even if the Company and its collaborative partners are successful in developing effective drugs, there can be no assurance that the Company's products will compete effectively with such products. Furthermore, if the Company develops any product and is permitted to commence commercial sales thereof, it also will be competing with companies that have greater resources and experience in manufacturing, marketing and sales. The Company has no history of performance in these areas. The Company's competitors may succeed in developing technologies or products that are more effective or less costly than any that may be developed by the Company and may also prove to be more successful than the Company in manufacturing, marketing and sales.

         UNCERTAINTY OF PROTECTION OF PATENTS AND PROPRIETARY RIGHTS. The Company's success depends in part on its ability to obtain patent protection for its products or processes both in the United States and other countries, to protect trade secrets, to operate without infringing upon the proprietary rights of others and to prevent others from infringing on the proprietary rights of the Company. The patent position of biopharmaceutical firms generally is highly uncertain and involves complex legal and factual questions. To date, there has not emerged from the U.S. Patent and Trademark Office a consistent policy regarding the breadth of claims allowable in biotechnology patents. There can be no assurance that the Company's or its licensor's patent applications will ever issue as patents or that the claims of any issued patents will afford meaningful protection for the Company's technologies or products. In addition, there can be no assurance that any patents issued to the Company or its licensors will not be challenged and subsequently narrowed, invalidated or circumvented. Litigation, interference proceedings or other governmental proceedings that the Company may become involved in with respect to its proprietary technologies or the proprietary technology of others could result in substantial cost to the Company.

         A number of pharmaceutical and biotechnology companies and research and academic institutions have developed technologies, filed patent applications or obtained patents on various technologies that are related to the Company's business. Some of these patent applications or patents may contain claims that cover or conflict with the Company's technologies or patent applications. Such conflicts could limit the scope of the patents, if any, that the Company may be able to obtain or may result in the denial of the Company's patent applications. In addition, if patents having claims that cover the Company's activities are issued to other parties, there can be no assurance that the Company would be able to obtain licenses to the rights contained under these patents at a reasonable cost or be able to develop or obtain alternative technologies. If the Company does not obtain such licenses, it could encounter delays in product market introductions, or could find that opportunities for the development, manufacture or sale of products requiring such licenses could be limited or prevented. In addition, the Company believes that certain technologies utilized in its research and development programs are in the public domain. Accordingly, the Company does not believe that patent or other protection is available for these technologies. If a third-party were to obtain patent or other proprietary protection for any of these technologies, the Company may be required to challenge such protections, obtain a license for such technologies or terminate or modify its programs that rely on such technologies.

         NO HISTORY OF MANUFACTURING, MARKETING OR SALES. The Company has no history of manufacturing, marketing or product sales and has not invested in manufacturing, marketing or product sales resources. If the Company succeeds in developing pharmaceutical products that it chooses to commercialize itself, it will need to hire additional personnel skilled in manufacturing, marketing and product sales. There can be no assurance, however, that it will be able to acquire such resources or personnel at an acceptable cost to the Company, if at all. To the extent that the Company arranges with third-parties to manufacture or market its products, if any, the success of such products may depend on the efforts of such third-parties. There can be no assurance that the Company will be able to enter into any necessary third-party manufacturing arrangements on acceptable terms, if at all. The Company's potential dependence upon third-parties for the manufacture of its products may adversely affect the Company's profit margins and its ability to develop and deliver such products on a timely and competitive basis. Should the Company decide to manufacture its own products, the Company will be subject to the risks and delays or difficulties inherent in the manufacturing process and would require substantial additional capital. If the Company successfully develops any products, the failure to commercialize such products independently or the failure to enter into satisfactory collaborations for such commercialization would have a material adverse effect on the Company's business, financial condition and results of operations. See "Dependence on Others; Collaborations" and "Need to Attract and Retain Key Officers, Employees and Consultants."

         NEED TO ATTRACT AND RETAIN KEY OFFICERS, EMPLOYEES AND CONSULTANTS. Because of the specialized scientific nature of the Company's business, the Company is highly dependent on key members of its scientific and management staff, the loss of whose services might significantly delay or prevent the achievement of research, development and business objectives. While the Company has entered into employment agreements with certain of its key employees, there can be no assurance that such employees will remain with the Company.

         The Company is currently recruiting additional qualified scientific and technical personnel. In connection with the Genomics Center, the Company is obligated to recruit and retain a substantial number of highly qualified scientists over the next four years. There is intense competition for qualified personnel in the areas of the Company's activities, and there can be no assurance that the Company will be able to continue to attract and retain qualified personnel necessary for the development of its business. The Company's planned activities will require additional expertise in areas such as research, development, preclinical studies, clinical trials and regulatory affairs. Such activities will require the addition of new personnel, including management, and the development of additional expertise by existing personnel. Loss of the services of or failure to recruit additional key scientific and technical personnel would be detrimental to the Company's research and development programs and business.

         The Company is also dependent upon consultants, including its scientific advisors, to assist in formulating its research and development strategy. All of the members of the Company's Board of Scientific and Medical Advisors are employed on a full-time basis by entities other than the Company, primarily by academic or research institutions, and may have commitments to or consulting or advisory contracts with other entities that may limit their availability to the Company. Accordingly, such advisors generally devote only a limited portion of their time to the Company. Any inventions or processes discovered independently by any such advisor may not become the property of the Company and could remain the property of such person or of such person's employer.

         RISK OF PRODUCT LIABILITY; EXPOSURE AND INSURANCE. The Company's business exposes it to potential product liability risks inherent in the testing, manufacturing and marketing of human therapeutic products, and there can be no assurance that the Company will be able to avoid significant product liability exposure. The Company does not currently have any product liability insurance, and there can be no assurance that it will be able to obtain or maintain such insurance on acceptable terms or that any insurance obtained will provide adequate coverage against potential liabilities. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or limit the commercialization of any products developed by the Company. Furthermore, a product liability-related claim or recall could have a material adverse effect on the business, financial condition and results of operations of the Company.

         HAZARDOUS AND RADIOACTIVE MATERIALS; ENVIRONMENTAL MATTERS. The Company's research and development activities involve the controlled use of hazardous and radioactive materials, such as toxins, chemicals, viruses and various radioactive compounds. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local regulations, the risk of accidental contamination or injury from these materials cannot be eliminated completely. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the resources of the Company. There can be no assurance that the Company will not incur environmental liabilities in connection with its operations or will not be required to incur significant costs to comply with environmental laws and regulations in the future, or any assurance that the business, financial condition or results of operations of the Company will not be materially adversely affected by current or future environmental laws or regulations.

         UNCERTAINTY OF PHARMACEUTICAL PRICING AND REIMBURSEMENT. The business and financial condition of pharmaceutical and biotechnology companies will continue to be affected by the efforts of governmental and third-party payors to contain or reduce the costs of health care. In certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental control. In the United States, there have been, and the Company expects there will continue to be, a number of federal and state proposals to implement similar governmental control. In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. The announcement of such proposals or efforts could have a material adverse effect on the Company's ability to raise capital, and the adoption or implementation of any such proposals or efforts could have a material adverse effect on the Company's business, financial condition and results of operations. Further, to the extent that such proposals or efforts have a material adverse effect on other pharmaceutical companies that are current or prospective collaborative partners of the Company, the Company's current collaborations or its ability to establish new collaborations may be adversely affected. In addition, in both domestic and foreign markets, sales of any products which may be developed by the Company would depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance that, if approved, the Company's products, if any, will be considered cost effective or that adequate third-party reimbursement will be available to enable the Company to maintain price levels sufficient to realize an appropriate return on its investment in product development.

         CONCENTRATION OF COMMON STOCK OWNERSHIP. The directors and officers of the Company and certain principal stockholders and their affiliates beneficially own in the aggregate, shares representing approximately 32.3% of the outstanding shares of Common Stock and series B preferred stock. As a result, these stockholders, acting together, will be able to influence significantly and possibly control most matters requiring approval by the stockholders of the Company, including approvals of amendments to the Company's Certificate of Incorporation, mergers, a sale of all or substantially all of the assets of the Company, going private transactions and other fundamental transactions. In addition, the Company's Certificate of Incorporation does not provide for cumulative voting with respect to the election of directors. Consequently, the present executive officers, directors and affiliated individuals and entities may be able to control the election of the members of the Board of Directors of the Company. Such a concentration of ownership could affect the liquidity of the Company's Common Stock and have an adverse effect on the price of the Common Stock, and may have the effect of delaying or preventing a change in control of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

         SUBSTANTIAL DILUTION; MINORITY INTEREST IN SUBSIDIARY. Purchasers of Common Stock in this Offering will experience immediate substantial dilution in net tangible book value per share, and, to the extent that currently outstanding options and warrants are exercised, such dilution will increase. Furthermore, if all of the outstanding options for ARIAD Gene Therapeutics, Inc. ("AGTI"), the Company's subsidiary in which its regulated gene therapy program is being conducted, are exercised, the minority interest in AGTI would be 22%. Should the Company acquire such minority interest in AGTI, such acquisition would likely result in a dilutive issuance of equity securities, reduction in cash reserves, the incurrence of additional debt and additional charges to research and development expense.

         VOLATILITY OF STOCK PRICE. The market price of the Common Stock, like that of the securities of many other biopharmaceutical companies, is likely to be highly volatile, and the market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of particular companies. Factors contributing to such volatility include results of preclinical studies and clinical trials by the Company or its competitors, other evidence of the safety or efficacy of pharmaceutical products of the Company or its competitors, announcements of new collaborations, announcements of technological innovations or new therapeutic products by the Company or its competitors, governmental regulation, healthcare legislation and developments in patent or other proprietary rights of the Company or its competitors, including litigation. Fluctuations in the Company's operating results and market conditions for biotechnology stocks in general could have a significant impact on the volatility of the market price for the Common Stock and on the future price of the Common Stock.

         ANTI-TAKEOVER PROVISIONS. The Company's Certificate of Incorporation and Bylaws require that any action required or permitted to be taken by the stockholders of the Company must be taken at a duly called annual or special meeting of the stockholders. Special meetings of the stockholders of the Company may only be called by the Board of Directors, the Chairman of the Board or the Chief Executive Officer of the Company. The Certificate of Incorporation also provides for staggered elections of the Company's Board of Directors. The Company is also subject to Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a business combination with a person owning 15% or more of the Common Stock (an "interested person") for a period of three years after the date of the transaction in which the person became an interested person, unless the business combination is approved in a prescribed manner. The Board of Directors also has the authority, without any action of the stockholders, to fix the rights, preferences and privileges of and issue shares of preferred stock. In addition, the Company's stockholder rights plan (commonly known as a "poison pill") and the 1997 HMR Genomics Agreement each contain certain provisions which have anti-takeover effects. The foregoing charter document provisions, Section 203 of the Delaware General Corporation Law, the ability to issue preferred stock, the stockholder rights plan and the 1997 HMR Genomics Agreement may have the effect of delaying or preventing transactions involving a change in control of the Company or its management, including transactions in which the stockholders of the Company would otherwise receive a premium for their shares over then current market prices, and may limit the ability of stockholders to remove current management of the Company or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of the Company's Common Stock.

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders in the Offering.

                                 DIVIDEND POLICY

         The Company has not declared or paid dividends in the past and does not intend to declare or pay dividends in the foreseeable future. The Company's current long-term debt agreements prohibit the payment of cash dividends.

                              SELLING STOCKHOLDERS

         The following table sets forth the names of the Selling Stockholders and certain information with respect to the number of shares of Common Stock beneficially owned by each of the Selling Stockholders as of April 27, 1998 and as adjusted to give effect to the sale of all of the Shares offered hereby. This information is based upon information provided by the Selling Stockholders. The Selling Stockholders may sell all, some or none of their Shares in this Offering. See "Plan of Distribution."

                                   Number of Shares                                 Shares Beneficially
        Names                  Owned Prior to Offering         Number             Owned After Offering(3)
     of Selling                -----------------------       of Shares            -----------------------
   Stockholders(1)               Number     Percent(2)     Being Offered            Number     Percent(2)
   ---------------             ---------    ----------     -------------           -------     ----------

Lombard Odier & Cie            1,000,000      4.57%          1,000,000                   0          0

Aries Trust                      525,000      2.40%            525,000                   0          0

Aries Domestic Fund,  L.P.       225,000      1.03%            225,000                   0          0

Hypo-Invest                      250,000      1.14%            250,000                   0          0

EGS Private Healthcare
    Partnership, L.P.            172,000        *              172,000                   0          0

EGS Private Healthcare
    Counterpart, L.P.             28,000        *               28,000                   0          0

Framlington Investment
    Management                   125,000        *              125,000                   0          0

Framlington Munder
    Healthcare GM2F               25,000        *               25,000                   0          0

JALAA Equities, L.P.             287,000      1.31%            100,000             187,000          *

Clarion Capital Corporation       62,500        *               62,500                   0          0

American Health Care
    Fund, L.P.                    25,000        *               25,000                   0          0

    *   Less than one percent.

    (1) Except as otherwise indicated, each Selling Stockholder acquired its Shares from the Company in private placement transactions pursuant to Stock Purchase Agreements, dated as of April 27, 1998, at a purchase price per Share of $4.00.

    (2) Applicable percentage of ownership is based on 21,877,732 shares of Common Stock outstanding on April 27, 1998.

    (3) Assumes the sale of all Shares offered hereby.

                              PLAN OF DISTRIBUTION

         The Shares being offered hereby by the Selling Stockholders were acquired by them from the Company in private placement transactions, pursuant to those certain Stock Purchase Agreements, dated as of April 27, 1998 (the "Purchase Agreements"), and pursuant to a Placement Agent's Agreement, dated as of April 27, 1998, between the Company and BancAmerica Robertson Stephens, as placement agent. This Prospectus covers the resale by the Selling Stockholders of 2,537,500 Shares.

         In accordance with registration rights granted to the Selling Stockholders in connection with the Purchase Agreements, the Company has filed with the Commission, under the Securities Act, a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Shares from time to time on the Nasdaq National Market or in privately-negotiated transactions and has agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep such Registration Statement effective until the Shares are no longer required to be registered for the sale thereof by the Selling Stockholders.

         The Company will receive no proceeds from this Offering. The Shares offered hereby may be sold by the Selling Stockholders or by pledgees, donees transferees or other successors in interest that receive such Shares as a gift, partnership distribution or other non-sale related transfer. The Shares may be sold from time to time in transactions on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, including block trades in which brokers or dealers will attempt to sell the Shares as agent but may position and resell the block as principal to facilitate the transaction, or in one or more underwritten offerings on a firm commitment or best efforts basis. Sales of Selling Stockholders' Shares may also be made pursuant to Rule 144 under the Securities Act, where applicable.

         To the extent required under the Securities Act, the aggregate amount of Selling Stockholders' Shares being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying Prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the Shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a Selling Stockholder and/or purchasers of Selling Stockholders' Shares, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         From time to time, one or more of the Selling Stockholders may pledge, hypothecate or grant a security interest in some or all of the Shares owned by them, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be Selling Stockholders hereunder. In addition, a Selling Stockholder may, from time to time, sell short the Common Stock of the Company, and in such instances, this Prospectus may be delivered in connection with such short sales and the Shares offered hereby may be used to cover such short sales.

         From time to time one or more of the Selling Stockholders may transfer, pledge, donate or assign such Selling Stockholders' Shares to lenders or others and each of such persons will be deemed to be a "Selling Stockholder" for purposes of this Prospectus. The number of Selling Stockholders' Shares beneficially owned by those Selling Stockholders who so transfer, pledge, donate or assign Selling Stockholders' Shares will decrease as and when they take such actions. The plan of distribution for Selling Stockholders' Shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be Selling Stockholders hereunder.

         A Selling Stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Common Stock in the course of hedging the positions they assume with such Selling Stockholder, including, without limitation, in connection with distributions of the Common Stock by such broker-dealers. A Selling Stockholder may also enter into option or other transactions with broker-dealers that involve the delivery of the Common Stock to the broker-dealers, who may then resell or otherwise transfer such Common Stock. A Selling Stockholder may also loan or pledge the Common Stock to a broker-dealer and the broker-dealer may sell the Common Stock so loaned or upon a default may sell or otherwise transfer the pledged Common Stock.

         In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commission or discounts under the Securities Act.

         Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not bid for or purchase shares of Common Stock during a period which commences one business day (5 business days, if the Company's public float is less than $25 million or its average daily trading volume is less than $100,000) prior to such person's participation in the distribution, subject to exceptions for certain passive market making activities. In addition and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of shares of the Company's Common Stock by such Selling Stockholder.

         The Shares were originally issued to the Selling Stockholders pursuant to an exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof. The Company agreed to register the Shares under the Securities Act and to indemnify and hold the Selling Stockholders harmless against certain liabilities under the Securities Act that could arise in connection with the sale by the Selling Stockholders of the Shares. The Company has agreed to pay all reasonable fees and expenses incident to the filing of this Registration Statement.

                                  LEGAL MATTERS

         The validity of the issuance of the shares of Common Stock offered by the Company hereby will be passed upon for the Company by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

                                     EXPERTS

         The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

===================================================   ===================================================

     No dealer, salesperson or other person has
been authorized to give any information or to make
any representations other than those contained in
this Prospectus and, if given or made, such                             2,537,500 SHARES
information or representations must not be relied
upon as having been authorized by the Company. This
Prospectus does not constitute an offer to sell or                 ARIAD PHARMACEUTICALS, INC.
a solicitation of an offer to buy to any person in
any jurisdiction in which such offer or
solicitation would be unlawful or to any person to                        COMMON STOCK
whom it is unlawful. Neither the delivery of this                 (PAR VALUE, $.001 PER SHARE)
Prospectus nor any offer or sale made hereunder
shall, under any circumstances, create any
implication that there has been no change in the                        ________________
affairs of the Company or that the information
contained herein is correct as of any time                                 PROSPECTUS
subsequent to the date hereof.                                          ________________


                TABLE OF CONTENTS

                                              PAGE

Available Information.........................   2
Safe Harbor Statement.........................   2
Incorporation of Documents by Reference ......   3
Prospectus Summary............................   4
The Company...................................   4
Risk Factors..................................   6
Use of Proceeds...............................  16
Dividend Policy...............................  16
Selling Stockholders..........................  17
Plan of Distribution..........................  18
Legal Matters.................................  19
Experts.......................................  19


     Until June 5, 1998 (25 days after the
date of this Prospectus), all dealers effecting
transactions in the Common Stock, whether or not
participating in this distribution, may be required
to deliver a Prospectus. This is in addition
to the obligation of dealers to deliver a
Prospectus when acting as underwriters and with                           May 11, 1998
respect to their unsold allotments or
subscriptions.

===================================================   ===================================================